

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC



05047973

March 21, 2005

Karl A. Groskaufmanis
Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004-2505

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/21/2005

Re: Allied Waste Industries, Inc.
Incoming letter dated January 21, 2005

Dear Mr. Groskaufmanis:

This is in response to your letters dated January 21, 2005 and March 7, 2005 concerning the shareholder proposal submitted to Allied Waste by the International Brotherhood of Teamsters General Fund. We also have received a letter from the proponent dated February 22, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: C. Thomas Keegel
General Secretary-Treasurer
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, DC 20001-2198

Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004-2505
Tel: 202.639.7000
Fax: 202.639.7003
www.friedfrank.com

Privileged & Confidential

Direct Line: 202-639-7314
Fax: 202-639-7004


FRIED FRANK

January 21, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the International Brotherhood of Teamsters General Fund

Dear Ladies and Gentlemen:

This letter is submitted on behalf of our client, Allied Waste Industries, Inc. (the "Company"), which received a shareholder proposal and supporting statement (the "Proposal") from the International Brotherhood of Teamsters General Fund (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed in connection with the Company's 2005 annual meeting of shareholders (the "2005 Proxy Materials"). The Company notifies the Securities and Exchange Commission (the "Commission") and the Proponent of its intent to omit the Proposal from its 2005 Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and respectfully requests the staff of the Division of Corporation Finance (the "Staff") to confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2005 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, enclosed for filing with the Commission are six copies of (i) this letter, which includes an explanation of why the Company believes that it may exclude the Proposal and (ii) the Proposal.

The Proposal

The Company received a letter, dated December 15, 2004, from C. Thomas Keegal, Trustee for the Proponent, containing the Proposal. A copy of this letter is attached as Annex A. For your convenience, the text of the resolution contained in the Proposal is set forth below.

RESOLVED: The shareholders of Allied Waste Industries, Inc., ("Allied Waste" or "Company") urge the Board of Directors (the "Board") to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair. Implementation will be deferred until the 2006 Annual Meeting of Shareholders.

Reasons for Omission

The Company believes that the Proposal may be omitted from the 2005 Proxy Materials pursuant to any one of the following grounds for exclusion:

(1) Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal;

(2) Rule 14a-8(i)(10) because the Proposal has been substantially implemented; and

(3) Rule 14a-8(i)(3) because the Proposal is in violation of the Commission's proxy rules.

I. The Proposal May Be Excluded Because the Company Lacks the Power and Authority to Implement the Proposal

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The Proposal, if implemented, would require that the by-laws of the Company be changed to require that the chairman of the board of directors be an independent director.

Over the past year, the Staff has concurred in the exclusion of substantially similar shareholder proposals to separate the roles of chairman and chief executive officer and to require an independent chairman of the board. The Staff issued no action letters in *H.J. Heinz Company* (June 14, 2004); *SouthTrust Corporation* (January 16, 2004); *Bank of America Corporation* (February 24, 2004); *AmSouth Bancorporation* (February 2, 2004); and *Wachovia Corporation* (February 24, 2004), in which the foregoing companies sought to omit proposals calling for an independent board chairman and the separation of the roles of chairman and chief executive officer. In each response, the Staff stated that "in our view, it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." The arguments accepted by the Staff in those letters are equally applicable here. The Company does not have the power or authority to implement the Proposal because it cannot ensure that an independent director would be (i) elected to the Company's board of directors by the Company's shareholders and (ii) that one of the independent directors would be qualified and willing to serve as chairman of the board of the Company.

The Company is a Delaware corporation and is subject to the Delaware General Corporation Law ("DGCL"). Pursuant to Section 211 of the DGCL, the Company's directors are elected by its shareholders. Although vacancies on the board may be filled by the affirmative vote of the majority of the remaining directors, a person who is appointed as a director to fill a vacancy must stand for election after his/her initial term expires. Thus, ultimately, the Company's shareholders determine who serves as the Company's directors. The Company may not be able to find qualified independent directors who are willing to serve on the board at all, or may not be able to find an individual who is independent who will have the time and desire to devote to a position as important as chairman.

In a recent no action letter to *The Walt Disney Company* (November 24, 2004), the Staff was unable to concur that The Walt Disney Company ("Disney") could exclude a proposal to split the roles of chairman and chief executive officer under Rule 14a-8(i)(6). We note that the Proposal presented to the Company is materially different than the proposal submitted in *Disney*. In *Disney*, the shareholder proposal urged the board to amend Disney's Corporate Governance Guidelines and take other action necessary to set a policy that the chairman be an independent member of the board. In our situation, instead of requesting that the Company adopt a policy, which is not mandatory in every situation, the Proposal currently at issue urges the board to amend the by-laws of the Company to make it a requirement that the chairman be an independent director. The Company lacks the power and authority to enforce a requirement that the chairman of the board always be an independent director. A second material difference is that the proposal in *Disney* provided for exceptions to the policy of an independent chairman. In the Proposal submitted to the Company, there are no exceptions to the requirement that the chairman be an independent director. This distinction is highlighted in *Cintas Corporation* (August 27, 2004), where the Staff noted that "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal." Like the proposals in *Cintas*, *Heinz*, *SouthTrust*, *Bank of America*, *AmSouth* and *Wachovia*, and unlike the proposal in *Disney*, the Proposal does not provide the Company's board with an opportunity or mechanism to cure a violation of the independence requirement requested in the Proposal.

The Company does not have the power or authority to implement a requirement that the chairman of the board always be an independent director. It is not within the Company's power to ensure that (i) a sufficient number of independent directors be elected to the board to serve as chairman, as well as to serve on the various committees of the board that are required to be staffed with independent directors; (ii) one of the independent directors would be qualified and willing to serve as chairman of the board of the Company and (iii) the relationship of an independent chairman with the Company would never change in a manner that affects the independence of the person. Therefore, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(6).

II. The Proposal Has Been Substantially Implemented and Rendered Moot

Rule 14a-8(i)(10) permits a company to omit a stockholder proposal if the company has already substantially implemented the stockholder proposal. It is well established in Staff no action letters and Commission Releases that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). See *Commission Release No. 34-20091* (August 16, 1983) at II.E.6. Differences in a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. See, *e.g., Masco Corporation* (March 29, 1999).

The underlying concern of the Proposal is to provide for independent oversight of management and the Company by the board of directors. The Proponent's Proposal repeatedly references independent board oversight. The Company has fostered independent management oversight and management accountability to its board through the early adoption of the independent director rules established by the New York Stock Exchange ("NYSE") and the creation of an independent Lead Director position. Since January 1, 2003, eleven of the Company's twelve directors have met the standards of independence set forth by the NYSE's revised listing standards. Prior to the effective date of the revised NYSE rules, the independent directors of the Company met regularly in executive sessions separate from management. In addition, the Audit, Management Development/Compensation and Governance Committees were comprised entirely of independent directors, and, since 2002, the Company has had an independent Lead Director serving as a member of the board of directors. The Lead Director chairs all executive sessions of the board of directors, acts as a liaison between the non-management and management members of the board with respect to matters addressed in the executive sessions and acts as a resource to the Company's chairman, chief executive officer and president. In addition, the Company has established and published procedures by which interested parties may communicate directly with the Lead Director.

The Company believes that the Lead Director combined with the corporate governance changes made in response to the Sarbanes-Oxley Act of 2002 and the revised listing standards of the NYSE have accomplished the essential objective sought by the Proposal and have addressed the Proponent's underlying concerns. In light of the Lead Director and the ability to review and recommend compensation levels for all of the executive officers of the Company by the independent directors on the Management Development/Compensation Committee, it is difficult to understand how separating the roles of chairman and chief executive officer would further, in any significant manner, the essential objectives sought by the Proposal. Accordingly, the Company believes that the Proposal is excludable under Rule 14a-8(i)(10).

III. The Proposal is in Violation of the Commission's Proxy Rules

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy materials. Rule 14a-9 provides that no solicitation can be made by any proxy statement, form of proxy or other communication "containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

A. The Proposal is so Vague and Indefinite as to be Misleading

The Staff has taken the position that stockholder proposals may be excluded pursuant to Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measure the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004). See, *e.g.*, *The Procter & Gamble Company* (October 25, 2002) and *IDACORP, Inc.* (July 19, 2002). The Staff has also permitted exclusion when proposals were "drafted so broadly that stockholders voting on the proposal would not know exactly what they were voting on or where the management would be unsure of what it would be required to do if the proposal were approved." *Nynex Corporation* (January 12, 1990).

The Proposal, if implemented, would leave the Company's board of directors and management, as well as the Company's stockholders, in the position of not knowing who would be eligible to serve as the Company's chairman because the Proposal does not include a definition of independent director. While the Proposal identifies one relationship, chief executive officer of the Company, that would disqualify an individual from serving as the independent chairman, there are differing views on what other relationships a director may have that would result in that director not being independent. This lack of clarity makes it impossible for the shareholders voting on the Proposal to be able to determine with any reasonable certainty exactly how the Company or the shareholders should determine that the chairman is "independent" and accordingly how to implement the Proposal, should it be adopted.

The Company has aggressively worked to create an independent board that meets and exceeds corporate governance standards in the market place and provides comprehensive oversight of the Company. Since 2002, the Company's board of directors has included a Lead Director who chairs all executive sessions of the board of directors, acts as a liaison between the non-management and management members of the board with respect to matters addressed in the executive sessions and acts as a resource to the Company's chairman, chief executive officer and president. The Company has established and published procedures by which interested parties may communicate directly with the Lead Director. In addition, the Company has implemented the independence standards required by the revised NYSE listing requirements. It is unclear from the Proposal what additional steps should be taken by the Company in order to comply with the Proposal, should it be implemented. The Proposal does not specify the definition of independence that would be appropriate in selecting a chairman of the board. In addition, the Proposal does not specify whether an independent chairman should be selected from current members of the board of directors, or whether a new director should be appointed to the board, thereby increasing the size of the Company's board.

The Proposal is so vague and indefinite that it is inherently misleading and, therefore, the Company believes the Proposal is excludable under Rule 14a-8(i)(3).

B. The Proposal's Supporting Statement Is False and Misleading

The Staff has confirmed that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001). See also, *Staff Legal Bulletin No. 14B* (September 15, 2004).

The supporting statement accompanying the Proposal contains many false and misleading statements and would require extensive editing in order to bring it into compliance with the proxy rules.

1. In the first sentence of the supporting statement, the Proponent asserts "It is the responsibility of the Board of Directors to protect shareholders' interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs." The Proponent provides no support for this statement, or in the alternative, the Proponent does not state that this is the Proponent's opinion regarding the primary purpose of a board of directors. The Staff has concurred in the past that a similar sentence was misleading. See, *e.g.*, *Swift Transportation Company, Inc.* (April 1, 2003); *International Paper Company* (March 8, 2004) and *First Mariner Bancorp* (February 11, 2004).

2. In the second sentence of the first paragraph, the Proponent states that "The Board exists to ensure that management acts in the best long-term interests of the shareholders." The Proponent provides no support for this statement, or in the alternative, the Proponent does not state that this is the Proponent's opinion on the purpose of a board of directors.

3. The second full paragraph of the supporting statement states that "Mr. Charles Cotros holds the positions of both Chairman of the Board and CEO." The second paragraph also includes a sentence stating, "Further, an appearance of a conflicted Board Chair can damage the credibility of the Company's market worth." Note (a) of Rule 14a-9 specifically lists predictions of future market value as an example of what may be misleading under the Rule. This statement is misleading because is lacks

factual support, or in the alternative, has not been clearly presented as an opinion. In addition, this statement is misleading because it implies that Mr. Cotros appears conflicted and, as a result, damages the credibility of the Company. There are no facts provided that support or substantiate the statement that Mr. Cotros is conflicted or that he has damaged the credibility of the Company. Furthermore, this language is inflammatory and impugns Mr. Cotros' character. Note (b) of Rule 14a-9 sets forth as possibly misleading "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundations." The Proponent has offered no factual foundation to substantiate the claim that Mr. Cotros is conflicted or has damaged the credibility of the Company.

4. The second paragraph states that "Mr. Charles Cotros holds the positions of both Chairman of the Board and CEO." The third paragraph then states that "Allied Waste is currently at the center of a securities class action lawsuit for allegedly failing to disclose to investors problems with internal accounting measures. Shareholders need an independent leader to ensure that management acts strictly in the best interests of the Company and its stakeholders, especially when the Company is in turmoil." Taken together, these statements are misleading because Mr. Cotros was not the chairman or chief executive officer of the Company at the time of the alleged accounting issues. Taken together, these statements suggest that Mr. Cotros does not act in the best interests of the Company and its shareholders. Note (b) of Rule 14a-9 sets forth as possibly misleading "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundations." The Proponent has no factual basis on which to link Mr. Cotros to the Company's class action lawsuit and has offered no factual basis for the suggestion that Mr. Cotros does not act in the best interest of the Company. Furthermore, there is no factual basis for the statement that the Company is in "turmoil." The Staff has agreed that this type of language must be supported by facts in order to be included in a company's proxy materials. See, *e.g.*, *3M Company* (February 17, 2004) and *Merrill Lynch & Co., Inc.* (February 6, 2004).

5. The fourth paragraph of the supporting statement argues that institutional investors and corporate governance experts agree that separating the positions of chairman and chief executive officer will enhance independent board leadership. The Proponent uses a colon to create a list that is supposed to support the statement that "Other institutional investors and corporate governance experts agree;" but the bullets that follow the colon do not cite any institutional investors that agree. The fourth paragraph as a whole, including the list of bullet points, is false and misleading because the Proponent provides no factual support, cites no authority and has not quoted a single institutional investor to support the introductory statement that other institutional investors agree that separating the positions of chairman and chief executive officer will enhance independent board leadership. The Staff required factual support of similar sentences in *First Mariner Bancorp* (February 11, 2004) and *Peoples Energy Corporation* (November 3, 2002).

6. The language in the first bullet point of paragraph four of the supporting statement that provides "The National Association of Corporation Directors recommends that Boards designate an independent director as Chair or lead director to evaluate CEO and Board functions" is misleading. In addition to being unsubstantiated by a specific citation, this statement supports an alternative not requested in the Proposal, the creation of a lead director position, and it fails to disclose that the Company currently has an independent lead director. The Staff has concurred in similar situations that this language needs a citation or specific source. See, *Merrill Lynch & Co., Inc.* (February 6, 2004).

7. In addition, the second bullet point under paragraph four is misleading and does not support the Proponent's statement that institutional investors and corporate governance experts agree that separating the positions of chairman and chief executive officer will enhance independent board leadership. The second bullet point is a quote from CalPERS' *Corporate Governance Core Principles & Guidelines*, dated April 13, 1998, (www.calpers-governance.org/principles/) (the "CalPERS' Guidelines") that "The independence of a majority of the Board is not enough. The leadership of the board must embrace independence, and must ultimately change the way in which directors interact with management."

This quotation does not support the idea that the positions of chairman and chief executive officer should be separated. As *Merrill Lynch & Co., Inc.* (February 6, 2004) and *Peoples Energy Corporation* (November 3, 2002) both noted in their requests to omit the identical quotation, with which the Staff concurred, the CalPERS' Guidelines do not call for a separation of chief executive officer and chairman positions, and the use of the CalPERS' Guidelines citation to imply otherwise is misleading. The Proponent omits to cite Section III.A.3 of the CalPERS' Guidelines immediately following the Proponent's quote, in which CalPERS suggests, "When the *chair of the board also serves as the company's chief executive officer,* the board designates – formally or informally – an independent director who acts in a lead capacity to coordinate the other independent directors." (Emphasis added). The CalPERS' Guidelines specifically contemplate a combination of the chief executive and chairman positions and suggest the designation of an independent lead director in such situations. The Company has such an independent lead director in place. The CalPERS' Guidelines acknowledge that there exists an ongoing debate regarding an "independent chair structure in American corporate culture," but the CalPERS' Guidelines do not call for a separation of the chief executive and chairman positions. The use of the CalPERS' Guidelines to support the Proponent's statement that other institutional investors are in agreement that the positions of chief executive and chairman should be separated is inaccurate and misleading.

The supporting statement accompanying the Proposal contains many false, unsupported and misleading statements that are contrary to the Commission's proxy rules. The supporting statement would require detailed and extensive editing to bring it into compliance with the proxy rules and make the supporting statement not false or misleading. For this reason, the Company believes the Proposal may be excluded in its entirety from the 2005 Proxy Materials under Rule 14a-8(i)(3). If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety, we respectfully request that the Staff recommend exclusion of the statements discussed above.

For the foregoing reasons, the Company intends to exclude the Proposal from its 2005 Proxy Materials. The Company respectfully requests confirmation from the Staff that it will not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions or require additional information, please do not hesitate to contact me at (202) 639-7314.

Sincerely,



Karl A. Groskaufmanis

cc: Steven M. Helm, Esq.
Allied Waste Industries, Inc.
15880 North Greenway-Hayden Loop
Suite 100
Scottsdale, Arizona 85260

C. Thomas Keegel
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, D.C. 20001

Jennifer O'Dell
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, D.C. 20001



Amalgamated Bank

America's Labor Bank

December 15, 2004

Steven Helm, Corporate Secretary
Allied Waste Industries, Inc.
SUITE 100, 15880 NORTH GREENWAY HAYDEN LOOP
SCOTTSDALE, AZ 85260

Re: Allied Waste Industries, Inc. – International Brotherhood of Teamsters General Fund

Dear Mr. Helm:

This letter confirms that the International Brotherhood of Teamsters General Fund currently holds 310 shares of Allied Waste Industries, Inc. common stock, with a market value as of the date of this letter of $2,796.26. This client of the Amalgamated Bank has held this position in Allied Waste Industries, Inc. common stock for more than one year. The fund intends to hold this position for at lease one year longer.

The shares are held by the Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the international Brotherhood of Teamsters General Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO



OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

December 15, 2004

BY FAX: 480-627-2703
BY UPS NEXT DAY

Steven Helm, Corporate Secretary
Allied Waste Industries, Inc.
Suite 100, 15880 North Greenway Hayden Loop
Scottsdale, AZ 85260

Dear Mr. Helm:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2005 Annual Meeting.

The General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting.

Any written communication should be sent to the below address via US Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Jennifer O'Dell, at (202) 624-8981.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
Trustee

CTK/jo
Enclosures

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

RESOLVED: The shareholders of Allied Waste Industries, Inc., ("Allied Waste" or "Company") urge the Board of Directors (the "Board") to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair. Implementation will be deferred until the 2006 Annual Meeting of Shareholders.

SUPPORTING STATEMENT: It is the responsibility of the Board of Directors to protect shareholders' interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. The Board exists to ensure that management acts in the best long-term interests of the shareholders.

Currently at our Company, Mr. Charles Cotros holds the positions of both Chairman of the Board and CEO. We believe that one person cannot adequately represent the interests of shareholders and provide the necessary leadership and objectivity as Chairman when he holds both positions. Further, an appearance of a conflicted Board Chair can damage the credibility of the Company's market worth. We believe a clear delineation between the roles of Chair and CEO promotes greater accountability to Allied Waste shareholders.

Investors require consistency and stability from the leadership of our Company. Allied Waste is currently at the center of a securities class action lawsuit for allegedly failing to disclose to investors problems with internal accounting measures.[1] Shareholders need an independent leader to ensure that management acts strictly in the best interests of the Company and its stakeholders, especially when our Company is in turmoil.

We believe that separating the positions of Chair and CEO will enhance independent Board leadership at Allied Waste. Other institutional investors and corporate governance experts agree:

- The National Association of Corporate Directors recommends that Boards designate an independent director as Chair or lead director to evaluate CEO and Board Chair functions.

- CalPERS' Corporate Governance Guidelines state, "The independence of a majority of the Board is not enough. The *leadership* of the board must

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[1] Waste News, Allied, Officers Face Suit. Aug. 30, 2004.

embrace independence, and must ultimately change the way in which directors interact with management."

- The Conference Board Commission on Public Trust and Private Enterprise has found that, "...separating the positions of Chairman and CEO is fully consistent with the objectives of the [Sarbanes-Oxley] Act, the proposed New York Stock Exchange listing requirements, and the proposed NASDAQ requirements, and that separating the roles of Chairman and CEO enhances implementation of the Act and stock exchange reforms."[2]

We believe the recent wave of corporate scandals demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the company.

We urge shareholders to vote **FOR** this proposal.

[2] The Conference Board Commission on Public Trust and Private Enterprise, Findings and Recommendations, Jan. 9, 2003.

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO



OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

February 22, 2005

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Request for No-Action by Allied Waste Industries on the Shareholder Proposal Submitted by the International Brotherhood of Teamsters General Fund ("the Proponent") for Inclusion in the 2005 Allied Waste Industries Proxy Materials.

Dear Ladies and Gentlemen:

We are in receipt of a letter sent to you by Karl A. Groskaufmanis ("Counsel"), Counsel for Allied Waste Industries ("Allied Waste" or "the Company"). In that letter, Counsel gives notice of the Company's intent to exclude the Proponents' shareholder proposal from Allied Waste's Proxy Materials for 2005.

In accordance with Rule 14a-8(j), enclosed are six (6) copies of this letter and its exhibits.

The Proponent's proposal, requesting the Company's Board of Directors to amend the Company's by-laws to require that an independent director that has not served as the Chief Executive of the Company serve as Board Chair is a legitimate issue for shareholder consideration and must be included in the Company's 2005 Proxy Materials.

Counsel relies on Rule 14a-8(i)(6), claiming that the Company lacks the power and authority to implement the proposal; Rule 14a-8(i)(10), claiming that the proposal has already been substantially implemented; and, Rule 14a-8(i)(3) stating that proposal is in violation of the Commission's proxy rules.

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

As a starting point, the burden is on Allied Waste to establish that it has a reasonable basis for excluding the Proposal from its 2005 Proxy Materials.[1] As demonstrated by the arguments herein, the three grounds upon which Counsel bases his arguments for exclusion misstate applicable law and SEC precedent. Therefore, the Proponent believes that the Shareholder Proposal should be included in the 2005 Proxy Materials.

ARGUMENT

1. *The Proposal Must be Included in the Company's 2005 Proxy Statement Because the Company Does Not Lack the Power and Authority to Implement the Proposal.*

Counsel argues that the Proponent's Shareholder Resolution must be excluded from the Company's 2005 Proxy Materials because it would violate Rule 14a-8(i)(6), as the Company does not have the power or authority to implement the proposal. Specifically, Counsel concludes that the Board could not ensure that "an independent director would be (i) elected to the Company's board of directors by the Company's shareholders and (ii) that one of the independent directors would be qualified and willing to serve as chairman of the board of the Company."

As a New York Stock Exchange (NYSE) listed corporation, Allied Waste is required to ensure that independent directors will be available to serve as Board Chair. Certain key Board committees must be comprised entirely of qualified independent directors in order for the Company to comply with all relevant listing standards. In addition, under the Sarbanes-Oxley Act of 2002, Company audit committees must be comprised entirely of independent Directors. Under the policy urged by the Proponent's proposal there would be no need for additional Directors to be nominated to the Board and in fact, the Board at Allied Waste can ensure that there will be an available pool of independent individuals qualified to serve as Board Chair. In Counsel's request for no-action, he even boasts, "Since January 1, 2003, eleven of the Company's twelve directors have met the standards of independence set forth by the NYSE's revised listing standards."

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[1] See SEC Staff Legal Bulletin No. 14, (July 13, 2001).

Counsel also argues that because the Company is a Delaware corporation and subject to Delaware General Corporation Law, Directors are solely elected by shareholders. Counsel therefore concludes that the Board cannot ensure that the shareholders elect an independent member of the Board. However, it is the Board of Directors that nominate members to serve on the Board and the nominating committee of the Board of Directors could ensure that an independent individual be nominated if a vacancy should occur. In fact, under the Company's Articles of Incorporation and under Delaware law, the Board has the express legal authority to establish qualifications for the Company's Board of Directors. Moreover, it is the Board of Directors, not the shareholders that decide which member of the Board shall serve as Chairman.

Finally, The Company's own Corporate Governance Guidelines, reflect a policy of maintaining independence on the Board.[2] Therefore, compliance with the Proponent's proposal is in line with the Board's own guidelines.

II. The Proposal Must be Included in the Company's 2005 Proxy Statement Because the Proposal has not Been Substantially Implemented and is not, Therefore, Moot.

Counsel argues that a Proposal may be excluded from the Company's Proxy Materials if the Company's actions satisfactorily address the underlying concerns of the Proposal. Counsel argues that Allied Waste has, "fostered independent management oversight and management accountability to its Board through the adoption...of rules established by the NYSE." In addition, the Company states that because the Board has an independent Lead Director the spirit of the Proposal has already been complied with. Therefore, according to Counsel the combination of a Lead Director along with Board changes made to be in compliance with the Sarbanes-Oxley Act, satisfy the Proponent's shareholder proposal.

The Proposal specifically calls for the division of the two positions of Chairman of the Board and CEO through an amendment to the corporate by-laws. The Proponent believes that no matter how many independent Directors there are on a Board, that Board is less able to provide independent

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[2] See, Allied Waste Corporate Governance Guidelines, Director Independence Categorical Standards. (Amended Oct. 21, 2004). Or on the Web:
http://media.corporateir.net/media_files/irol/74/74587/corpgov/corpguidelines_102804.pdf

oversight of management if the Chairman of the Board is also the CEO of the Company. Further, it is unclear under the Company's Corporate Governance guidelines if the Independent Lead Director provides such tasks as organizing the Board's evaluation of the CEO, provides ongoing feedback to the CEO on his performance, or if he approves agendas for all Board meetings. Therefore, the Proponent believes that the Company has not met its burden of substantially implementing the Proponent's Proposal.

III. The Proposal must be Included in the Company's 2005 Proxy Materials Because it is not Vague Nor False and Misleading.

A. Counsel argues that the Proponent's Proposal is so vague and indefinite as to be misleading to shareholders.

Counsel argues that because the Proponent has failed to define "independent director" it would be impossible for shareholders voting on the Proposal to determine how the Proposal would be implemented. However, the Company's own Corporate Governance Guidelines state that a majority of the Board will be comprised of "independent directors as defined by the New York Stock Exchange (NYSE) listing standards and other applicable laws."[3] The Proponent therefore believes that the Company has the full authority to define "independence" and the Proposal does not attempt to proscribe from the Board this important role, which is given to corporations under Delaware state incorporation law.

B. Counsel argues that the Proposal's supporting statement is both false and misleading.

Counsel points to a number of sections of the Proponent's Supporting Statement that should be excluded because they are in violation of the Commission's proxy rules. The Proponent believes that the statements are fully compliant with SEC rules but is willing to add clarification where needed.

1. Counsel claims that the first sentence of the first paragraph of the supporting statement is vague and misleading because the Proponent provides no support for the statement and does not state it as the Proponent's opinion. According to the Corporate Directors Guidebook, "The principle

[3] Allied Waste Corporate Governance Guidelines, Independence of the Board. (amended Oct. 21, 2004).

responsibility of a corporate director is to promote the best interests of the corporation and its *shareholders* in directing the corporation's business and affairs."[4] (Emphasis added.) Further, The Conference Board's Commission on Public Trust and Private Enterprise has recognized that, "A key role of the board of directors is to provide oversight to ensure that management acts in the best...long term interests of the shareowners."[5] In addition, the Board suggests that in order for boards to discharge their responsibility in the most effective way, boards of directors must, "...demonstrate loyalty exclusively to the corporation and the shareholders."[6]

Therefore, the Proponent stands by the sentence as written.

2. Counsel claims that the second sentence of the supporting statement is the Proponent's opinion or in the alternative, there is no authority to back up the Proponent's statement. As stated above the Conference Board has stated that, "A key role of the board of directors is to provide oversight to ensure that management acts in the best...long term interests of the shareowners."[7]

Therefore the Proponent stands by the sentence as written.

3. Counsel claims that the sentence stating that, "Further, an appearance of a conflicted Board Chair can damage the credibility of the Company's market worth," should be deleted because it is not stated as the Proponent's opinion. In the spirit of compromise, the Proponent is willing to change the sentence to the following:

> We believe that an appearance of a conflicted Board Chair can damage the credibility of the Company's market worth.

4. Counsel claims that the third paragraph, when read together with, "Mr. Cotros holds the positions of both Chairman of the Board and CEO," from the first sentence of the previous paragraph, violates SEC Rule 14a9(b) because it, "impugns the character, integrity and personal reputation..." of Mr. Cotros. The Proponent respectfully disagrees. Mr. Cotros is currently the Chairman of the Board and CEO of Allied Waste and as the citation that

[4] Corporate Director's Guidebook, American Bar Association, Section on Business Law, Second Edition, p. 4-5 (1994).
[5] Commission on Public Trust and Private Enterprise, Findings and Recommendations, The Conference Board, p. 15 (2003)
[6] Id. at 21.
[7] Id. at 15.

is included with the Proposal correctly states, "Allied the nation's second-largest trash company, allegedly failed to disclose problems with internal controls..."[8]

In addition, Counsel argues that the final sentence of the third paragraph of the Supporting Statement indirectly states that Mr. Cotros has not acted independently and in the best interests of shareholders. In the spirit of compromise, the Proponent is willing to change the final sentence to read:

> Shareholders need an independent leader to ensure that management acts strictly in the best interests of the Company and its stakeholders.

5, 6 and 7. Counsel claims that the bullet points that follow the fourth paragraph do not contain citations, and therefore should be excluded from the Supporting Statement. In addition, Counsel claims that the bullet point that includes a section from the CalPERS' Corporate Governance Guidelines is false and misleading. In the spirit of compromise, the Proponent is willing to delete that section from the shareholder proposal. In addition, the Proponent will include the following citation:

- The National Association of Corporate Directors recommends that Boards designate an independent director as chair or lead director to evaluate CEO and board chair functions. Recommendations from the National Association of Corporate Directors (NACD) Concerning Reforms in the Aftermath of the Enron Bankruptcy, Comment Letter from Roger Raber to Richard Grasso, of the NYSE. (March 4, 2002).

CONCLUSION

Counsel's arguments for exclusion of the Proponents' shareholder proposal from the 2005 Proxy Materials clearly do not meet the standard for SEC no-action. However, in the spirit of compromise, the Proponent is willing to alter the supporting statement to the shareholder proposal. Please see herein Exhibit A.

The SEC's primary mission "is to protect investors and maintain the integrity of the securities markets." The Proponents urge the SEC to protect

[8] Waste News. Allied, officers face suit. Aug. 30, 2004.

Allied Waste shareholders who support adopting criteria for Board qualification that will eliminate potentially costly conflicts of interest, and by extension, protect all shareholders who take an interest in corporate governance, by denying the Company's request for no-action.

Based on the foregoing analysis the Proponents respectfully request that the Division takes action to enforce inclusion of its proposal in Allied Waste's 2005 Proxy Materials. Should the Commission have any further questions about the Proposal, please direct them to Jennifer O'Dell, IBT Corporate Governance Analyst, at (202) 624-8981.

Sincerely,



C. Thomas Keegel
General Secretary-Treasurer

CTK/jo
Enclosures

cc: Karl A. Groskaufmanis, Fried, Frank, Harris, Shriver & Jacobson LLP
Steven M. Helm, Corporate Secretary, Allied Waste Industries

EXHIBIT A

RESOLVED: The shareholders of Allied Waste Industries, Inc., ("Allied Waste" or "Company") urge the Board of Directors (the "Board") to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair. Implementation will be deferred until the 2006 Annual Meeting of Shareholders.

SUPPORTING STATEMENT: It is the responsibility of the Board of Directors to protect shareholders' interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. The Board exists to ensure that management acts in the best long-term interests of the shareholders.

Currently at our Company, Mr. Charles Cotros holds the positions of both Chairman of the Board and CEO. We believe that one person cannot adequately represent the interests of shareholders and provide the necessary leadership and objectivity as Chairman when he holds both positions. Further, we believe an appearance of a conflicted Board Chair can damage the credibility of the Company's market worth. We believe a clear delineation between the roles of Chair and CEO promotes greater accountability to Allied Waste shareholders.

Investors require consistency and stability from the leadership of our Company. Allied Waste is currently at the center of a securities class action lawsuit for allegedly failing to disclose to investors problems with internal accounting measures.[1] Shareholders need an independent leader to ensure that management acts strictly in the best interests of the Company and its stakeholders.

We believe that separating the positions of Chair and CEO will enhance independent Board leadership at Allied Waste. Other institutional investors and corporate governance experts agree:

---

[1] Waste News, Allied, Officers Face Suit. Aug. 30, 2004.

- The National Association of Corporate Directors recommends that Boards designate an independent director as Chair or lead director to evaluate CEO and Board Chair functions.[2]

- The Conference Board Commission on Public Trust and Private Enterprise has found that, "...separating the positions of Chairman and CEO is fully consistent with the objectives of the [Sarbanes-Oxley] Act, the proposed New York Stock Exchange listing requirements, and the proposed NASDAQ requirements, and that separating the roles of Chairman and CEO enhances implementation of the Act and stock exchange reforms."[3]

We believe the recent wave of corporate scandals demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the company.

We urge shareholders to vote **for** this proposal.

---

[2] Recommendations from the National Association of Corporate Directors (NACD) Concerning Reforms in the Aftermath of the Enron Bankruptcy, Comment Letter from Roger Raber to Richard Grasso, of the NYSE. (March 4, 2002).

[3] The Conference Board Commission on Public Trust and Private Enterprise, Findings and Recommendations, Jan. 9, 2003.

Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004-2505
Tel: 202.639.7000
Fax: 202.639.7003
www.friedfrank.com

Direct Line: 202-639-7314
Fax: 202-639-7004


FRIED FRANK

March 7, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the International Brotherhood of Teamsters General Fund

Dear Ladies and Gentlemen:

On behalf of our client, Allied Waste Industries, Inc. (the "Company"), we are responding to the letter dated February 22, 2005 from the International Brotherhood of the Teamsters General Fund (the "Proponent") to the Securities and Exchange Commission (the "Commission") (the "Response Letter") relating to the Company's request for no action submitted on January 21, 2005 (the "No Action Request"). For your convenience, a copy of the No Action Request is attached.

The Company notes that the Proponent has agreed to make a couple of minor changes to its supporting statement. The Company acknowledges and accepts the revised language of the supporting statement, but reasserts the arguments made in its No Action Request for exclusion of the Proponent's resolution and supporting statement (the "Proposal"). As the Proposal requires detailed and extensive editing to correct its false and misleading nature, the minor edits offered by the Proponent do not change any of the Company's concerns with the Proposal. The Company also reiterates its request, in the alternative, for exclusion of those sentences in the supporting statement which are highlighted and discussed in the Company's No Action Request, and which the Proponent did not amend in its revised supporting statement.

As stated in its No Action Request, the Company believes the Proposal to amend the Company's bylaws to require that an independent director serve as chairman of the board may be omitted from the Company's proxy materials pursuant to any one of the following grounds for exclusion:

(1) Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal;

(2) Rule 14a-8(i)(10) because the Proposal has been substantially implemented; and

(3) Rule 14a-8(i)(3) because the Proposal is in violation of the Commission's proxy rules.

I. The Proposal May Be Excluded Because the Company Lacks the Power and Authority to Implement the Proposal

In its Response Letter, the Proponent, without citing any authority for its statement, argues that "[a]s a New York Stock Exchange (NYSE) listed corporation, Allied Waste is required to ensure that independent directors will be available to serve as Board Chair." This statement is false and misleading. No NYSE regulation or any other law or regulation requires the Company to ensure that an independent director will be available to serve as board chair. Although NYSE listing standards require the company to have a majority of independent directors on the board and also require certain board committees to be comprised of independent directors, there is no NYSE listing standard or any other law or regulation that in any way suggests that the Company is required to ensure the availability of an independent director who is willing and able to serve as board chair.

II. The Proposal Has Been Substantially Implemented and Rendered Moot

The Proponent argues that the Company's use of an Independent Lead Director (interestingly, a position recommended by the National Association of Corporate Directors as an alternative to an independent board chair and a recommendation included by the Proponent in its supporting statement) is not satisfactory to address the Proponent's concerns because it is "unclear under the Company's Corporate Governance Guidelines if the Independent Lead Director provides such tasks as organizing the Board's evaluation of the CEO, provides ongoing feedback to the CEO on his performance, or if he approves the agendas for all Board meetings. Therefore, the Proponent believes that the Company has not met its burden of substantially implementing the Proponent's Proposal."

Instead of submitting a vague and misleading shareholder request, the Proponent could have contacted the Company for more information on the role of the Company's Independent Lead Director. As previously discussed in the No Action Request and publicly available in the Company's Corporate Governance Guidelines, the Independent Lead Director chairs all executive sessions of the board of directors, acts as a liaison between the non-management and management members of the board with respect to matters addressed in the executive sessions, and acts as a resource to the Company's chairman, chief executive officer and president. In addition, the Independent Lead Director provides the chairman of the board with input on scheduling of board meetings, preparation of the agendas and materials for board meetings, and recommends the retention of advisors and consultants who report directly to the board of directors, as necessary.

The Company also notes that the delineated tasks provided by the Proponent are not the sole responsibility of the chairman, or any member of the board, regardless of whether the chairman is an independent director. The tasks of evaluating and monitoring the chief executive officer, as well as approving agendas for the board are roles of the full board, including the Independent Lead Director. In addition, the Company's Management Development/Compensation Committee, a committee comprised entirely of independent directors, reviews and approves the corporate goals and objectives relevant to the chief executive officer's compensation, evaluates the chief executive officer's performance in light of these goals and objectives, sets the chief executive officer's compensation based on this evaluation, and reviews and approves the evaluation process and compensation structures for the chief executive officer and other executives of the Company. The requirement that the chairman be an independent director would have little, if any, effect on how these tasks are performed by the board and the relevant independent committees.

III. The Proposal is in Violation of the Commission's Proxy Rules

A. The Proposal is so Vague and Indefinite as to be Misleading

The Proposal is vague and indefinite because it lacks a definition of independence. The Proponent argues that "the Company has the full authority to define 'independence' and the Proposal does not attempt to proscribe from the Board this important role. . . ." Whether the Company can define independence is not at issue. Rather, the Proponent is obligated to provide a clear and comprehendible resolution that enables shareholders to understand the ramifications of the Proposal for which they have been asked to cast their vote. In this case, the lack of clarity makes it impossible for the shareholders or the Company to know how they should determine that the chairman is "independent" and accordingly how to implement the Proposal, should it be adopted. It is not the Company's responsibility in this context to define and clarify the Proponent's Proposal, and without a definition of independence, the Proposal is vague, indefinite and inherently misleading. Therefore, the Company believes the Proposal is excludable under Rule 14a-8(i)(3).

B. The Proposal's Supporting Statement Is False and Misleading

The supporting statement, as amended, contains many false, unsupported and misleading statements that are contrary to the Commission's proxy rules. The supporting statement, as amended, would require detailed and extensive editing to bring it into compliance with the proxy rules and make the supporting statement not false or misleading. For this reason, the Company believes the Proposal may be excluded in its entirety from the proxy materials under Rule 14a-8(i)(3). If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety, we respectfully request that the Staff recommend exclusion of the statements discussed in the No Action Request.

As discussed in its No Action Request, the Company intends to exclude the Proposal from its proxy materials. The Company respectfully requests confirmation from the Staff that it will not recommend enforcement action if the Company omits the Proposal from its proxy materials. If you have any questions or require additional information, please do not hesitate to contact me at (202) 639-7314.

Sincerely,



Karl A. Groskaufmanis

cc: Steven M. Helm, Esq.
Allied Waste Industries, Inc.
15880 North Greenway-Hayden Loop
Suite 100
Scottsdale, Arizona 85260

C. Thomas Keegel
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, D.C. 20001

Jennifer O'Dell
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, D.C. 20001

Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004-2505
Tel: 202.639.7000
Fax: 202.639.7003
www.friedfrank.com

Privileged & Confidential

Direct Line: 202-639-7314
Fax: 202-639-7004


FRIED FRANK

January 21, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the International Brotherhood of Teamsters General Fund

Dear Ladies and Gentlemen:

This letter is submitted on behalf of our client, Allied Waste Industries, Inc. (the "Company"), which received a shareholder proposal and supporting statement (the "Proposal") from the International Brotherhood of Teamsters General Fund (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed in connection with the Company's 2005 annual meeting of shareholders (the "2005 Proxy Materials"). The Company notifies the Securities and Exchange Commission (the "Commission") and the Proponent of its intent to omit the Proposal from its 2005 Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and respectfully requests the staff of the Division of Corporation Finance (the "Staff") to confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2005 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, enclosed for filing with the Commission are six copies of (i) this letter, which includes an explanation of why the Company believes that it may exclude the Proposal and (ii) the Proposal.

The Proposal

The Company received a letter, dated December 15, 2004, from C. Thomas Keegal, Trustee for the Proponent, containing the Proposal. A copy of this letter is attached as Annex A. For your convenience, the text of the resolution contained in the Proposal is set forth below.

RESOLVED: The shareholders of Allied Waste Industries, Inc., ("Allied Waste" or "Company") urge the Board of Directors (the "Board") to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair. Implementation will be deferred until the 2006 Annual Meeting of Shareholders.

Reasons for Omission

The Company believes that the Proposal may be omitted from the 2005 Proxy Materials pursuant to any one of the following grounds for exclusion:

(1) Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal;

(2) Rule 14a-8(i)(10) because the Proposal has been substantially implemented; and

(3) Rule 14a-8(i)(3) because the Proposal is in violation of the Commission's proxy rules.

I. The Proposal May Be Excluded Because the Company Lacks the Power and Authority to Implement the Proposal

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The Proposal, if implemented, would require that the by-laws of the Company be changed to require that the chairman of the board of directors be an independent director.

Over the past year, the Staff has concurred in the exclusion of substantially similar shareholder proposals to separate the roles of chairman and chief executive officer and to require an independent chairman of the board. The Staff issued no action letters in *H.J. Heinz Company* (June 14, 2004); *SouthTrust Corporation* (January 16, 2004); *Bank of America Corporation* (February 24, 2004); *AmSouth Bancorporation* (February 2, 2004); and *Wachovia Corporation* (February 24, 2004), in which the foregoing companies sought to omit proposals calling for an independent board chairman and the separation of the roles of chairman and chief executive officer. In each response, the Staff stated that "in our view, it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board." The arguments accepted by the Staff in those letters are equally applicable here. The Company does not have the power or authority to implement the Proposal because it cannot ensure that an independent director would be (i) elected to the Company's board of directors by the Company's shareholders and (ii) that one of the independent directors would be qualified and willing to serve as chairman of the board of the Company.

The Company is a Delaware corporation and is subject to the Delaware General Corporation Law ("DGCL"). Pursuant to Section 211 of the DGCL, the Company's directors are elected by its shareholders. Although vacancies on the board may be filled by the affirmative vote of the majority of the remaining directors, a person who is appointed as a director to fill a vacancy must stand for election after his/her initial term expires. Thus, ultimately, the Company's shareholders determine who serves as the Company's directors. The Company may not be able to find qualified independent directors who are willing to serve on the board at all, or may not be able to find an individual who is independent who will have the time and desire to devote to a position as important as chairman.

In a recent no action letter to *The Walt Disney Company* (November 24, 2004), the Staff was unable to concur that The Walt Disney Company ("Disney") could exclude a proposal to split the roles of chairman and chief executive officer under Rule 14a-8(i)(6). We note that the Proposal presented to the Company is materially different than the proposal submitted in *Disney*. In *Disney*, the shareholder proposal urged the board to amend Disney's Corporate Governance Guidelines and take other action necessary to set a policy that the chairman be an independent member of the board. In our situation, instead of requesting that the Company adopt a policy, which is not mandatory in every situation, the Proposal currently at issue urges the board to amend the by-laws of the Company to make it a requirement that the chairman be an independent director. The Company lacks the power and authority to enforce a requirement that the chairman of the board always be an independent director. A second material difference is that the proposal in *Disney* provided for exceptions to the policy of an independent chairman. In the Proposal submitted to the Company, there are no exceptions to the requirement that the chairman be an independent director. This distinction is highlighted in *Cintas Corporation* (August 27, 2004), where the Staff noted that "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal." Like the proposals in *Cintas*, *Heinz*, *SouthTrust*, *Bank of America*, *AmSouth* and *Wachovia*, and unlike the proposal in *Disney*, the Proposal does not provide the Company's board with an opportunity or mechanism to cure a violation of the independence requirement requested in the Proposal.

The Company does not have the power or authority to implement a requirement that the chairman of the board always be an independent director. It is not within the Company's power to ensure that (i) a sufficient number of independent directors be elected to the board to serve as chairman, as well as to serve on the various committees of the board that are required to be staffed with independent directors; (ii) one of the independent directors would be qualified and willing to serve as chairman of the board of the Company and (iii) the relationship of an independent chairman with the Company would never change in a manner that affects the independence of the person. Therefore, the Company believes the Proposal is excludable pursuant to Rule 14a-8(i)(6).

II. The Proposal Has Been Substantially Implemented and Rendered Moot

Rule 14a-8(i)(10) permits a company to omit a stockholder proposal if the company has already substantially implemented the stockholder proposal. It is well established in Staff no action letters and Commission Releases that a company need not be compliant with every detail of a proposal to exclude it under Rule 14a-8(i)(10). See *Commission Release No. 34-20091* (August 16, 1983) at II.E.6. Differences in a company's actions and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. See, *e.g., Masco Corporation* (March 29, 1999).

The underlying concern of the Proposal is to provide for independent oversight of management and the Company by the board of directors. The Proponent's Proposal repeatedly references independent board oversight. The Company has fostered independent management oversight and management accountability to its board through the early adoption of the independent director rules established by the New York Stock Exchange ("NYSE") and the creation of an independent Lead Director position. Since January 1, 2003, eleven of the Company's twelve directors have met the standards of independence set forth by the NYSE's revised listing standards. Prior to the effective date of the revised NYSE rules, the independent directors of the Company met regularly in executive sessions separate from management. In addition, the Audit, Management Development/Compensation and Governance Committees were comprised entirely of independent directors, and, since 2002, the Company has had an independent Lead Director serving as a member of the board of directors. The Lead Director chairs all executive sessions of the board of directors, acts as a liaison between the non-management and management members of the board with respect to matters addressed in the executive sessions and acts as a resource to the Company's chairman, chief executive officer and president. In addition, the Company has established and published procedures by which interested parties may communicate directly with the Lead Director.

The Company believes that the Lead Director combined with the corporate governance changes made in response to the Sarbanes-Oxley Act of 2002 and the revised listing standards of the NYSE have accomplished the essential objective sought by the Proposal and have addressed the Proponent's underlying concerns. In light of the Lead Director and the ability to review and recommend compensation levels for all of the executive officers of the Company by the independent directors on the Management Development/Compensation Committee, it is difficult to understand how separating the roles of chairman and chief executive officer would further, in any significant manner, the essential objectives sought by the Proposal. Accordingly, the Company believes that the Proposal is excludable under Rule 14a-8(i)(10).

III. The Proposal is in Violation of the Commission's Proxy Rules

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy materials. Rule 14a-9 provides that no solicitation can be made by any proxy statement, form of proxy or other communication "containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

A. The Proposal is so Vague and Indefinite as to be Misleading

The Staff has taken the position that stockholder proposals may be excluded pursuant to Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measure the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004). See, *e.g.*, *The Procter & Gamble Company* (October 25, 2002) and *IDACORP, Inc.* (July 19, 2002). The Staff has also permitted exclusion when proposals were "drafted so broadly that stockholders voting on the proposal would not know exactly what they were voting on or where the management would be unsure of what it would be required to do if the proposal were approved." *Nynex Corporation* (January 12, 1990).

The Proposal, if implemented, would leave the Company's board of directors and management, as well as the Company's stockholders, in the position of not knowing who would be eligible to serve as the Company's chairman because the Proposal does not include a definition of independent director. While the Proposal identifies one relationship, chief executive officer of the Company, that would disqualify an individual from serving as the independent chairman, there are differing views on what other relationships a director may have that would result in that director not being independent. This lack of clarity makes it impossible for the shareholders voting on the Proposal to be able to determine with any reasonable certainty exactly how the Company or the shareholders should determine that the chairman is "independent" and accordingly how to implement the Proposal, should it be adopted.

The Company has aggressively worked to create an independent board that meets and exceeds corporate governance standards in the market place and provides comprehensive oversight of the Company. Since 2002, the Company's board of directors has included a Lead Director who chairs all executive sessions of the board of directors, acts as a liaison between the non-management and management members of the board with respect to matters addressed in the executive sessions and acts as a resource to the Company's chairman, chief executive officer and president. The Company has established and published procedures by which interested parties may communicate directly with the Lead Director. In addition, the Company has implemented the independence standards required by the revised NYSE listing requirements. It is unclear from the Proposal what additional steps should be taken by the Company in order to comply with the Proposal, should it be implemented. The Proposal does not specify the definition of independence that would be appropriate in selecting a chairman of the board. In addition, the Proposal does not specify whether an independent chairman should be selected from current members of the board of directors, or whether a new director should be appointed to the board, thereby increasing the size of the Company's board.

The Proposal is so vague and indefinite that it is inherently misleading and, therefore, the Company believes the Proposal is excludable under Rule 14a-8(i)(3).

B. The Proposal's Supporting Statement Is False and Misleading

The Staff has confirmed that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001). See also, *Staff Legal Bulletin No. 14B* (September 15, 2004).

The supporting statement accompanying the Proposal contains many false and misleading statements and would require extensive editing in order to bring it into compliance with the proxy rules.

1. In the first sentence of the supporting statement, the Proponent asserts "It is the responsibility of the Board of Directors to protect shareholders' interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs." The Proponent provides no support for this statement, or in the alternative, the Proponent does not state that this is the Proponent's opinion regarding the primary purpose of a board of directors. The Staff has concurred in the past that a similar sentence was misleading. See, *e.g.*, *Swift Transportation Company, Inc.* (April 1, 2003); *International Paper Company* (March 8, 2004) and *First Mariner Bancorp* (February 11, 2004).

2. In the second sentence of the first paragraph, the Proponent states that "The Board exists to ensure that management acts in the best long-term interests of the shareholders." The Proponent provides no support for this statement, or in the alternative, the Proponent does not state that this is the Proponent's opinion on the purpose of a board of directors.

3. The second full paragraph of the supporting statement states that "Mr. Charles Cotros holds the positions of both Chairman of the Board and CEO." The second paragraph also includes a sentence stating, "Further, an appearance of a conflicted Board Chair can damage the credibility of the Company's market worth." Note (a) of Rule 14a-9 specifically lists predictions of future market value as an example of what may be misleading under the Rule. This statement is misleading because is lacks

factual support, or in the alternative, has not been clearly presented as an opinion. In addition, this statement is misleading because it implies that Mr. Cotros appears conflicted and, as a result, damages the credibility of the Company. There are no facts provided that support or substantiate the statement that Mr. Cotros is conflicted or that he has damaged the credibility of the Company. Furthermore, this language is inflammatory and impugns Mr. Cotros' character. Note (b) of Rule 14a-9 sets forth as possibly misleading "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundations." The Proponent has offered no factual foundation to substantiate the claim that Mr. Cotros is conflicted or has damaged the credibility of the Company.

4. The second paragraph states that "Mr. Charles Cotros holds the positions of both Chairman of the Board and CEO." The third paragraph then states that "Allied Waste is currently at the center of a securities class action lawsuit for allegedly failing to disclose to investors problems with internal accounting measures. Shareholders need an independent leader to ensure that management acts strictly in the best interests of the Company and its stakeholders, especially when the Company is in turmoil." Taken together, these statements are misleading because Mr. Cotros was not the chairman or chief executive officer of the Company at the time of the alleged accounting issues. Taken together, these statements suggest that Mr. Cotros does not act in the best interests of the Company and its shareholders. Note (b) of Rule 14a-9 sets forth as possibly misleading "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundations." The Proponent has no factual basis on which to link Mr. Cotros to the Company's class action lawsuit and has offered no factual basis for the suggestion that Mr. Cotros does not act in the best interest of the Company. Furthermore, there is no factual basis for the statement that the Company is in "turmoil." The Staff has agreed that this type of language must be supported by facts in order to be included in a company's proxy materials. See, *e.g.*, *3M Company* (February 17, 2004) and *Merrill Lynch & Co., Inc.* (February 6, 2004).

5. The fourth paragraph of the supporting statement argues that institutional investors and corporate governance experts agree that separating the positions of chairman and chief executive officer will enhance independent board leadership. The Proponent uses a colon to create a list that is supposed to support the statement that "Other institutional investors and corporate governance experts agree;" but the bullets that follow the colon do not cite any institutional investors that agree. The fourth paragraph as a whole, including the list of bullet points, is false and misleading because the Proponent provides no factual support, cites no authority and has not quoted a single institutional investor to support the introductory statement that other institutional investors agree that separating the positions of chairman and chief executive officer will enhance independent board leadership. The Staff required factual support of similar sentences in *First Mariner Bancorp* (February 11, 2004) and *Peoples Energy Corporation* (November 3, 2002).

6. The language in the first bullet point of paragraph four of the supporting statement that provides "The National Association of Corporation Directors recommends that Boards designate an independent director as Chair or lead director to evaluate CEO and Board functions" is misleading. In addition to being unsubstantiated by a specific citation, this statement supports an alternative not requested in the Proposal, the creation of a lead director position, and it fails to disclose that the Company currently has an independent lead director. The Staff has concurred in similar situations that this language needs a citation or specific source. See, *Merrill Lynch & Co., Inc.* (February 6, 2004).

7. In addition, the second bullet point under paragraph four is misleading and does not support the Proponent's statement that institutional investors and corporate governance experts agree that separating the positions of chairman and chief executive officer will enhance independent board leadership. The second bullet point is a quote from CalPERS' *Corporate Governance Core Principles & Guidelines*, dated April 13, 1998, (www.calpers-governance.org/principles/) (the "CalPERS' Guidelines") that "The independence of a majority of the Board is not enough. The leadership of the board must embrace independence, and must ultimately change the way in which directors interact with management."

This quotation does not support the idea that the positions of chairman and chief executive officer should be separated. As *Merrill Lynch & Co., Inc.* (February 6, 2004) and *Peoples Energy Corporation* (November 3, 2002) both noted in their requests to omit the identical quotation, with which the Staff concurred, the CalPERS' Guidelines do not call for a separation of chief executive officer and chairman positions, and the use of the CalPERS' Guidelines citation to imply otherwise is misleading. The Proponent omits to cite Section III.A.3 of the CalPERS' Guidelines immediately following the Proponent's quote, in which CalPERS suggests, "When the *chair of the board also serves as the company's chief executive officer,* the board designates – formally or informally – an independent director who acts in a lead capacity to coordinate the other independent directors." (Emphasis added). The CalPERS' Guidelines specifically contemplate a combination of the chief executive and chairman positions and suggest the designation of an independent lead director in such situations. The Company has such an independent lead director in place. The CalPERS' Guidelines acknowledge that there exists an ongoing debate regarding an "independent chair structure in American corporate culture," but the CalPERS' Guidelines do not call for a separation of the chief executive and chairman positions. The use of the CalPERS' Guidelines to support the Proponent's statement that other institutional investors are in agreement that the positions of chief executive and chairman should be separated is inaccurate and misleading.

The supporting statement accompanying the Proposal contains many false, unsupported and misleading statements that are contrary to the Commission's proxy rules. The supporting statement would require detailed and extensive editing to bring it into compliance with the proxy rules and make the supporting statement not false or misleading. For this reason, the Company believes the Proposal may be excluded in its entirety from the 2005 Proxy Materials under Rule 14a-8(i)(3). If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety, we respectfully request that the Staff recommend exclusion of the statements discussed above.

For the foregoing reasons, the Company intends to exclude the Proposal from its 2005 Proxy Materials. The Company respectfully requests confirmation from the Staff that it will not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions or require additional information, please do not hesitate to contact me at (202) 639-7314.

Sincerely,



Karl A. Groskaufmanis

cc: Steven M. Helm, Esq.
Allied Waste Industries, Inc.
15880 North Greenway-Hayden Loop
Suite 100
Scottsdale, Arizona 85260

C. Thomas Keegel
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, D.C. 20001

Jennifer O'Dell
International Brotherhood of Teamsters
25 Louisiana Avenue, N.W.
Washington, D.C. 20001



Amalgamated Bank

America's Labor Bank

December 15, 2004

Steven Helm, Corporate Secretary
Allied Waste Industries, Inc.
SUITE 100, 15880 NORTH GREENWAY HAYDEN LOOP
SCOTTSDALE, AZ 85260

Re: Allied Waste Industries, Inc. – International Brotherhood of Teamsters General Fund

Dear Mr. Helm:

This letter confirms that the International Brotherhood of Teamsters General Fund currently holds 310 shares of Allied Waste Industries, Inc. common stock, with a market value as of the date of this letter of $2,796.26. This client of the Amalgamated Bank has held this position in Allied Waste Industries, Inc. common stock for more than one year. The fund intends to hold this position for at lease one year longer.

The shares are held by the Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the international Brotherhood of Teamsters General Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

15 UNION SQUARE, NEW YORK, N.Y. 10003-3378 • (212) 255-6200
MEMBER FEDERAL DEPOSIT INSURANCE CORPORATION

INTERNATIONAL
BROTHERHOOD OF TEAMSTERS
AFL-CIO



OFFICE OF
C. THOMAS KEEGEL
GENERAL SECRETARY-TREASURER

December 15, 2004

BY FAX: 480-627-2703
BY UPS NEXT DAY

Steven Helm, Corporate Secretary
Allied Waste Industries, Inc.
Suite 100, 15880 North Greenway Hayden Loop
Scottsdale, AZ 85260

Dear Mr. Helm:

I hereby submit the following resolution on behalf of the Teamsters General Fund, in accordance with SEC Rule 14a-8, to be presented at the Company's 2005 Annual Meeting.

The General Fund has owned greater than $2,000 in shares continuously for at least one year and intends to continue to own at least this amount through the date of the annual meeting.

Any written communication should be sent to the below address via US Postal Service, UPS, or Airborne, as the Teamsters have a policy of accepting only union delivery. If you have any questions about this proposal, please direct them to the Teamsters Corporate Governance Advisor, Jennifer O'Dell, at (202) 624-8981.

Sincerely,

C. Thomas Keegel

C. Thomas Keegel
Trustee

CTK/jo
Enclosures

25 LOUISIANA AVENUE, N.W. • WASHINGTON, D.C. 20001-2198 • (202) 624-6800

RESOLVED: The shareholders of Allied Waste Industries, Inc., ("Allied Waste" or "Company") urge the Board of Directors (the "Board") to amend the by-laws to require that an independent director who has not served as the chief executive of the Company serve as Board Chair. Implementation will be deferred until the 2006 Annual Meeting of Shareholders.

SUPPORTING STATEMENT: It is the responsibility of the Board of Directors to protect shareholders' interests by providing independent oversight of management, including the Chief Executive Officer (CEO), in directing the corporation's business and affairs. The Board exists to ensure that management acts in the best long-term interests of the shareholders.

Currently at our Company, Mr. Charles Cotros holds the positions of both Chairman of the Board and CEO. We believe that one person cannot adequately represent the interests of shareholders and provide the necessary leadership and objectivity as Chairman when he holds both positions. Further, an appearance of a conflicted Board Chair can damage the credibility of the Company's market worth. We believe a clear delineation between the roles of Chair and CEO promotes greater accountability to Allied Waste shareholders.

Investors require consistency and stability from the leadership of our Company. Allied Waste is currently at the center of a securities class action lawsuit for allegedly failing to disclose to investors problems with internal accounting measures.[1] Shareholders need an independent leader to ensure that management acts strictly in the best interests of the Company and its stakeholders, especially when our Company is in turmoil.

We believe that separating the positions of Chair and CEO will enhance independent Board leadership at Allied Waste. Other institutional investors and corporate governance experts agree:

- The National Association of Corporate Directors recommends that Boards designate an independent director as Chair or lead director to evaluate CEO and Board Chair functions.

- CalPERS' Corporate Governance Guidelines state, "The independence of a majority of the Board is not enough. The *leadership* of the board must

[1] Waste News, Allied, Officers Face Suit. Aug. 30, 2004.

embrace independence, and must ultimately change the way in which directors interact with management."

- The Conference Board Commission on Public Trust and Private Enterprise has found that, "...separating the positions of Chairman and CEO is fully consistent with the objectives of the [Sarbanes-Oxley] Act, the proposed New York Stock Exchange listing requirements, and the proposed NASDAQ requirements, and that separating the roles of Chairman and CEO enhances implementation of the Act and stock exchange reforms."[2]

We believe the recent wave of corporate scandals demonstrates that no matter how many independent directors there are on the Board, that Board is less able to provide independent oversight of the officers if the Chairman of that Board is also the CEO of the company.

We urge shareholders to vote **FOR** this proposal.

[2] The Conference Board Commission on Public Trust and Private Enterprise, Findings and Recommendations, Jan. 9, 2003.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Allied Waste Industries, Inc.
Incoming letter dated January 21, 2005

The proposal urges the board of directors to amend the by-laws to require that an independent director who has not served as the chief executive officer serve as chairman of the board.

There appears to be some basis for your view that Allied Waste may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if Allied Waste omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Allied Waste relies.

Sincerely,



Daniel Greenspan
Attorney-Advisor